SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                    Form 11-K

           (Mark One)
 X          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                               EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                                       OR

              TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                        EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                          Commission file number 0-3722

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Atlantic American Corporation

                         401(k) Retirement Savings Plan

      B.    Name of issuer of the securities held pursusant to the plan and the address of its principal executive office:

                            Atlantic American Corporation

                             4370 Peachtree Road, N.E.

                                Atlanta, GA 30319

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized

                                                Atlantic American Corporation
                                                401(k) Reitrement Savings Plan
                                        ---------------------------------------
                                                      (Name of Plan)

                                                        /s/
Date: June 28, 2000                    -----------------------------------------
      -------------                        Edward L. Rand, Jr.
                                           Vice President & CFO

                          ATLANTIC AMERICAN CORPORATION

                         401 (K) RETIREMENT SAVINGS PLAN

The following exhibits are filed herewith:

      Exhibit     1: Financial Statements and Schedules as of December 31, 1999
                     and 1998 together with auditor's report.

      Exhibit    2:  Consent of Arthur Andersen LLP

                          Atlantic American Corporation

                         401(k) Retirement Savings Plan

                        Financial Statements and Schedule

                           December 31, 1999 and 1998

                               Table of contents

Report of Independent Public Accountants
Financial Statements

Statements of Net Assets Available for Plan Benefits--December 31, 1999 and 1998

Statement of Changes in Net Assets Available for Plan Benefits for the
 Year Ended December 31, 1999


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

      Schedule I: Schedule H, Line 4i--Schedule of Assets Held for Investment
                  Purposes--December 31, 1999

Report of Independent Public Accountants

To Atlantic American Corporation 401(k)
Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Atlantic American Corporation 401(k) Retirement Savings Plan as of December 31, 1999 and 1998 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1999 and 1998 and the changes in net assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
June 22, 2000

                        ATLANTIC AMERICAN CORPORATION

                         401(k) RETIREMENT SAVINGS PLAN

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1999 AND 1998

                                                             1999       1998

   Investments                                            $5,018,532 $4,593,559
   Contributions receivable                                        0     45,365
                                                          -----------  --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                    $5,018,532 $4,638,924
                                                         ============ =========

           The accompanying notes are an integral part of these statements.

                          ATLANTIC AMERICAN CORORATION

                         401(k) RETIREMENT SAVINGS PLAN

               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

ADDITIONS:


  Participant contributions                                         $  369,253
  Employer contributions                                               130,072
                                                                       -------
        Total contributions                                            499,325
  Net appreciation in fair market value of investments                  90,672
  Interest and dividend income                                         281,661
                                                                       -------
        Total additions                                                871,658

DEDUCTIONS:

  Benefit payments to participants                                     492,050
                                                                       -------
NET INCREASE                                                           379,608

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

  Beginning of year                                                  4,638,924
                                                                     ---------
  End of year                                                       $5,018,532
                                                               ===============

             The accompanying notes are an integral part of this statement.

                          ATLANTIC AMERICAN CORPORATION

                         401(k) RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998

  1.  Plan Description

    The following description of the Atlantic American Corporation 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

    General

    The Plan is a defined contribution plan established by Atlantic American Corporation (the "Company") for the benefit of eligible employees of the Company. All employees of the Company are eligible to participate on the first day of the upcoming quarter, as defined by the Plan, in which the individual became an employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

    Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 establishes new disclosure requirements for defined contribution plans.

    Plan Administration

    INVESCO Trust Company (the "Trustee") is the Trustee of the Plan and has custodial responsibility for the Plan's assets including the authority and power to, among other things, invest the principal and income of the Plan's assets.

    Contributions

    Participants may elect to contribute in 1% increments up to 16% of their annual compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code (the "Code") into any of the investment funds offered by the Plan. The Company provides a matching contribution equal to 50% of the first 6% of each participant's contribution. All company matching contributions are in company common stock. A participant can elect to transfer the company contribution into another investment fund only after the participant is fully vested in the company matching contributions.

    Vesting

    Participants are always fully vested in their own contributions. Each participant becomes vested in the employer contributions based on years of continuous service. Participants become fully vested after seven years of service with no intervening breaks in service of five years or more. A participant is credited with one year of service each calendar year in which the participant works 1,000 hours. A break in service is deemed to be any year in which the participant does not complete more than 500 hours of service. The vesting percentage for employer contributions is as follows:

                                                   Vesting
                                                 Percentage
                                                ------------
                     Years of Service:
                     Less than one                     0%
                     One                              10
                     Two                              20
                     Three                            30
                     Four                             40
                     Five                             60
                     Six                              80
                     Seven or more                   100

    Benefits

    Upon termination of service due to death, disability, or retirement, a participant or his/her beneficiary may elect to receive an amount equal to the value of the participant's vested interest in his/her account. The form of payment, selected by the participant or his/her beneficiary, is either a lump-sum distribution, an annuity to be paid in monthly installments over a fixed number of years, or a direct rollover into a qualified retirement plan or IRA.

    Participant Accounts

    Individual accounts are maintained for each of the Plan's participants and reflect the participant's contributions, employer contributions, and the participant's share of the Plan's income. Allocations of income are based on the proportion that each participant's account balance bears to the total of all participant account balances.

    Investment Options

    Participants may direct their contributions and any related earnings into several investment options in 10% increments. Participants may change their investment elections once each calendar quarter. The participants in the Plan can invest in any of the following options, all of which are INVESCO mutual funds except for the company common stock:

   o Atlantic American Corporation Stock--Funds are invested in common stock of the Company.

   o  INVESCO Cash Reserves  Fund--Funds are invested in short-term  obligations
      such  as  commercial   paper,   U.S.   government  and  government  agency
      obligations, and repurchase agreements.

   o INVESCO Equity Income Fund--Funds are invested in dividend-paying common stocks of large U.S. companies and in convertible bonds, debt issues, and preferred stocks.

   o  INVESCO   Intermediate   Government  Bond   Fund--Funds  are  invested  in
      obligations of the U.S. government and government agencies maturing in three to five years.

   o INVESCO Total Return Fund--Funds are invested in common stocks and in fixed and variable income securities.

   o INVESCO Dynamics Fund--Funds are invested with rapidly growing companies, traded essentially on national exchanges and over the counter.

    Forfeitures

    Amounts forfeited from nonvested accounts are used to reduce future employer contributions.

    Participant Loans

    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the accumulated employee contribution balance. Participants may elect to have their loans disbursed from specific investment funds. Loan terms range from six months to five years or within a reasonable time if used for the purchase of a primary residence. The loans are secured by the vested value of the participants' account balance and bear interest at the prime rate of interest on the date of the loan, plus 1%. Principal and interest are paid ratably through payroll deductions of not less than $10 per pay period, or in a single lump sum.

    Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts as of the termination date.

  2.  Summary of significant accounting policies and other matters

    Basis of Accounting

    The accompanying financial statements have been prepared using the accrual basis of accounting.

                                -4-
    Use of Estimates

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported additions and deductions during the reporting period. Actual results could differ from those estimates.

    Valuation of Investments

    Cash equivalents are stated at cost, which approximates market value. Marketable securities are stated at fair value. Purchases and sales of securities and mutual funds are reflected on a trade-date basis.

    Administrative Expenses

    The Company pays all administrative expenses of the Plan, including trustee fees.

    Net Appreciation (Depreciation)

    Net realized gains (losses) and unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation in fair value of investments.

  3.  Investments

    The fair market values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998 are as follows:

                                                      1999          1998


      Atlantic American Corporation common stock   $ 577,946    $1,047,686
      INVESCO Cash Reserves Fund                     336,387       327,560
      INVESCO Equity Income Fund                   1,011,639       798,964
      INVESCO Intermediate Government Bond Fund      292,036       292,433
      INVESCO Total Return Fund                      854,857       972,297
      INVESCO Dynamics Fund                        1,920,200     1,126,568

    Net appreciation in fair value of investments by major investment type for the year ended December 31, 1999 is as follows:

                  Common stock                      $(572,799)
                  Mutual funds                        663,471
                                                     ---------
                                                    $  90,672
                                                    ==========

  4.  Nonparticipant-Directed Investments

    Information  about the net assets as of  December  31, 1999 and 1998 and the significant  components  of the  change  in net  assets  for the year  ended
    December 31, 1999 relating to the Company's common stock (nonparticipant-directed investments) is as follows:

                                                         1999     1998
                                                       -------  -------
      Net assets:
         Common stock                                  $ 42,542 $91,122
                                                        ======= =======
      Changes in net assets:
         Contributions                                 $ 33,065
         Net depreciation                               (29,840)
         Benefits paid to participants                     (800)
         Transfers to participant-directed
           investments                                  (51,005)
                                                        -------
                                                       $(48,580)
                                                       =========
  5.  Tax Status

    The Internal Revenue Service issued a determination letter dated May 21, 1996 stating that the Plan was in accordance with applicable plan requirements as of that date. The Plan has been amended since receiving the determination letter and the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1999 and 1998.

                                                                      SCHEDULE I

                          ATLANTIC AMERICAN CORPORATION

                         401(K)  RETIREMENT SAVINGS PLAN
                            SCHEDULE H LINE 4i--SCHEDULE
                      OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1999



                                                                                                                Current
               Identity of Issuer                          Description of Investment                    Cost     Value

 * INVESCO FUNDS GROUP                                   Money market fund:
                                                  INVESCO Cash Reserves Fund, 336,387 shares               (a) $ 336,387
                                              Mutual funds:
                                                  INVESCO Equity Income Fund, 66,337 shares                (a) 1,011,639
                                                  INVESCO Intermediate Government Bond Fund,
                                                   43,718 shares                                          (a)    292,036
                                                  INVESCO Total Return Fund, 29,519 shares                 (a)   854,857
                                                  INVESCO Dynamics Fund, 74,254 shares                    (a)  1,920,200

 * ATLANTIC AMERICAN CORPORATION                      Atlantic American Corporation common stock:
                                                 Participant-directed, 223,644 shares                     (a)    535,404
                                                 Nonparticipant-directed, 17,770 shares               $57,531     42,542

                                              Participant loans with varying maturities and
 *  VARIOUS PLAN PARTICIPANTS                    interest rates ranging from 8.75% to 9.5%                (a)     25,467
                                                                                                             -----------
                                                                    Total                                     $5,018,532
                                                                                                             ===========

                              *Indicates a party in interest.

                                (a) Participant-directed.

               The accompanying notes are an integral part of this schedule.

                                                                    EXHIBIT 99.2



Consent of Independent Public Accountants

As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 22, 2000, included in this Annual Report of the Atlantic American Corporation 401(k) Retirement Savings Plan on Form 11-K for the year ended December 31, 1999, into the Plan's previously filed Registration Statement No. 333-89891.

                                        /s/
                                -------------------------
                                ARTHUR ANDERSEN

Atlanta, GA
June 26, 2000